December 16, 2013

Securities and Exchange Commision
Washington, D.C.   20549

Re:   UMED Holdings, Inc.
         Form 10
         Filed August 29, 2013
         File No.  0-5530

We received your comment letter dated November 29, 2013.

We are in the process of working with our auditor to answer your comments and make amendments to our Form 10 in regards to your comments.

We are submitting this letter to request an additional 10 business days to file our amended Form 10 on or before December 23, 2013.

 ___________________________
Randy Moseley, CFO

[Missing Graphic Reference]